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SEC
Mail Processing
Section

MAR 15 2016

Washington DC
409

SEC FILE NUMBER
8-69405

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Eagleview Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3969 Durham Road
(No. and Street)

Doylestown, PA 18902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Wagner (800) 626-1027
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name - if individual, state last, first, middle name)

1801 Market St, Suite 1700, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christian M. Wagner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Eagleview Securities, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Christian M. Wagner, Principal

Notary Public

COMMONWEALTH OF PENNSYLVANIA
"NOTARIAL SEAL"
MICHAEL A. MIGNONE, Notary Public
Perkasie Boro, Bucks County, PA
My Commission Expires October 30, 2017

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

EagleView Securities, Inc.

Financial Statements and Supplemental Information

December 31, 2015

TABLE OF CONTENTS

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Ten Penn Center
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

The Board of Directors
EagleView Securities, Inc.
Doylestown, Pennsylvania

We have audited the accompanying statement of financial condition of EagleView Securities, Inc. as of December 31, 2015 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of EagleView Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EagleView Securities, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of EagleView Securities, Inc.'s financial statements. The supplemental information is the responsibility of EagleView Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

Philadelphia, Pennsylvania
February 29, 2016

EAGLEVIEW SECURITIES, INC.

Statement of Financial Condition
December 31, 2015

Assets

	2015
Cash and cash equivalents	$ 906,391
Prepaid expenses and other assets	29,135
Total Assets	$ 935,526

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable	$ 19,285
Accrued expenses	25,000
Total Liabilities	44,285
Stockholder's Equity	
Common stock, no par value, stated value $1 per share; 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	999,900
Accumulated deficit	(108,759)
Total Stockholder's Equity	891,241
Total Liabilities and Stockholder's Equity	$ 935,526

EAGLEVIEW SECURITIES, INC.

Statement of Operations
For the Year Ended December 31, 2015

	2015
Revenues:	
Commissions	$ 423,006
Total revenues	423,006
Operating Expenses:	
Commissions expense	174,869
Salaries and benefits	170,800
Professional services	99,448
Insurance	18,088
Licenses and registration fees	20,231
Rent and occupancy	3,861
Office expenses	1,371
PA capital stock tax	506
Other expenses	3,310
Total operating expenses	492,484
(Loss) before Income Tax (Benefit)	(69,478)
Income Tax (Benefit)	(23,593)
Net (Loss)	$ (45,885)

EAGLEVIEW SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2015	$ 100	$ 999,900	$ (62,874)	$ 937,126
Net Loss	-	-	(45,885)	(45,885)
Balance, December 31, 2015	$ 100	$ 999,900	$ (108,759)	$ 891,241

EAGLEVIEW SECURITES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2015

	2015
Cash Flows from Operating Activities:	
Net Income (Loss)	$ (45,885)
Adjustments to reconcile net (loss) to net cash utilized in operating activities:	
Changes in assets and liabilities	
Decrease in prepaid expenses and other assets	11,672
Increase in accounts payable	7,038
Increase in accrued expenses	25,000
Net Cash Utilized in Operating Activities	(2,175)
Net Decrease in Cash and Cash Equivalents	(2,175)
Cash and Cash Equivalents, Beginning of Year	908,566
Cash and cash Equivalents, End of Year	$ 906,391
Supplementary Cash Flows Information	
Income Taxes paid	$ -

See Notes to Financial Statements

EAGLEVIEW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

NATURE OF OPERATIONS

EagleView Securities, Inc. (the "Company") is a broker-dealer headquartered in Doylestown, Pennsylvania and is subject to examination and supervision by the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

REVENUE RECOGNITION

The Company recognizes revenues on the accrual basis as earned. The Company derives its commission income primarily from the sale of variable life and annuity products, insurance products, mutual funds, 529 plans and private placements. Commission income from the placement or renewal of insurance products is recognized upon notification by the insurance company of policy placement, premium or renewal. Commission income from mutual funds, 529 plans and private securities is earned when an investor is admitted into a fund by the fund sponsor.

CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash on hand and all highly liquid instruments with original maturities of 90 days or less.

INCOME TAXES

The Company's results for the year ended December 31, 2015 are included in the consolidated federal tax return of the Company's parent company, Penn Community Mutual Holdings, Inc., a C corporation (the "Parent") under a tax sharing agreement. Though the Company is not a separate tax paying entity, federal tax expense is reflected in these financial statements as if it filed its own federal tax return by allocating current and deferred taxes to the Company in accordance with Accounting Standard Codification ("ASC") 740, "Income Taxes". The amount of the current tax benefit of $23,593 is included in Prepaid Expenses and other assets and is considered to be fully realizable at December 31, 2015.

Deferred federal and state income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has adopted accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statement of operations. There were no interest and penalties on unrecognized tax benefits for the year ended December 31, 2015.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMMITMENTS, CONTINGENCIES, GUARANTEES AND INDEMNIFICATION

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, insurance companies, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company believes that no activities will result in any adverse effect on the Company's financial position or results of operations.

EagleView Securities, Inc. is a defendant in two cases pending in Pennsylvania relating to alleged misrepresentations made in connection with the sale of life insurance. EagleView Securities, Inc. was not involved in the sale of the life insurance product at issue, and is not a successor to the company that sold the product. The Company believes it has valid legal defenses for these claims and intends to defend such claims vigorously. As of the date hereof, the Company cannot reasonably estimate any possible loss or range of loss, if any, that may result from these cases.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures).

In August 2015, the FASB issued Accounting Standards Update No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date-* The amendments in this Update defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual

RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The Company is currently evaluating the effect that these ASUs will have on its financial statements.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (§240 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had defined net capital of $811,534 which was in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1 at December 31, 2015.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefits of customers.

4. RELATED PARTY TRANSACTIONS

As of and for the year ended December 31, 2015, all operating expenses paid by the Company are included in the accompanying financial statements and reports as filed with FINRA and have been properly reflected in the net capital computation. The Company has an expense sharing agreement with EagleView Advisors, Inc., a related party through common ownership, for various operating expenses according to allocation formulas. In accordance with SEC Rule17a-4, a separate schedule of any unreimbursed costs is maintained by the Company, which is available for review by the Company's designated examining authority (FINRA). The operating results or financial condition of the Company may have been significantly different had it been autonomous.

4. RELATED PARTY TRANSACTIONS (CONTINUED)

For the year ended December 31, 2015, reimbursements were made as follows:

Salaries and benefits	$170,800
Professional services	54,956
Rent and occupancy	3,861
Office expenses	1,230
Other	3,090
Total	$233,937

The Company paid accounting fees to the Parent, which employs personnel who perform services for the Company, of $30,000 for the year ended December 31, 2015. The Company has cash in the amount of $94,857 on deposit at the Parent, and has recorded a receivable from the Parent in the amount of $23,593 related to the tax benefit which will be included in the consolidated income tax return of the Parent.

5. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. At December 31, 2015, cash balances in excess of federally insured limits were $561,534. The Company mitigates this risk by only depositing funds with major financial institutions and has not experienced any losses from maintaining cash account balances in excess of federally insured limits.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the acceptance from customers of applications for the purchase of products from third party product providers, and the acceptance from customers of checks payable to the third party product provider in payment for such purchases.

EAGLEVIEW SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2015

	2015
Computation of Net Capital	
Total Stockholder's Equity	$ 891,241
Deductions and/or Charges:	
Non-allowable assets	
Prepaid expenses and other assets	(29,135)
Non-operating cash	(50,572)
Total deductions and/or charges	(79,707)
Net Capital	$ 811,534
Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 44,285
Total Aggregate Indebtedness	$ 44,285

EAGLEVIEW SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Continued) As of December 31, 2015

	2015
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$ 2,952
Minimum Dollar Net Capital Required	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 806,534
Excess Net Capital less 120% of Net Capital Rquired	$ 805,534
Ratio: Aggregate Indebtedness to Net Capital	0.05 to 1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital in Part IIA of Form X-17A-5 and the computation contained herein.

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Ten Penn Center
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

The Board of Directors
EagleView Securities, Inc.
Doylestown, Pennsylvania

We have reviewed management's statements, included in the accompanying EagleView Securities, Inc. Exemption Report, in which (1) EagleView Securities, Inc. identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which EagleView Securities, Inc. claimed an exemption from Rule 15c3-3(k)(2)(ii) (the "exemption provision") and (2) EagleView Securities, Inc. stated that EagleView Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. EagleView Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EagleView Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

Philadelphia, Pennsylvania
February 29, 2015

EAGLEVIEW SECURITIES, INC.

EagleView Securities, Inc.

EagleView Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).
>
> The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

I, Christian M. Wagner, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Christian M. Wagner
Title: President
EagleView Securities, Inc.
February 29, 2016

EagleView Securities, Inc.
3696 Durham Road
Doylestown, PA 18902
800.626.1027

March 14, 2016

Securities and Exchange Commission
Washington, DC

To whom it may concern:

Attached is a revised December 31, 2015 audit report for Eagleview Securities, Inc. Please disregard the previous filing.

Sincerely,

Kenneth R. George, FINop